THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

May 3, 2013

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for the fiscal year ended December 31, 2012

Filed February 12, 2013

File No. 1-1927

Dear Ms. Blye:

This letter is in response to the comments set forth in the letter, dated April 16, 2013 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Richard J. Kramer, Chairman of the Board, Chief Executive Officer and President of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated each of your comments in italics followed by our responses. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

General

1.

Your letter to us dated May 18, 2010 included information about direct and/or indirect sales into Sudan and Syria by your foreign subsidiaries. As you know, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure regarding operations associated with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, since your May 18, 2010 letter. Your response should describe the products, components, equipment, technology, software, or services you have provided or intend to provide into Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

It is the policy of the Company to comply in all respects with all applicable U.S. export and foreign trade controls. To support this policy, the Company’s computer systems in North America prevent a user from entering any sales to Sudan or Syria on the Company’s order-to-cash system. Moreover, the Company’s compliance efforts in the area of U.S. export and foreign trade controls are designed to help ensure that sales and other personnel worldwide understand applicable U.S. export and foreign trade controls and new developments in those controls.

The Company and its subsidiaries have no operations or offices in Sudan or Syria and have no agreements, commercial arrangements or other similar contacts with the governments of Sudan or Syria or entities controlled by the governments of Sudan or Syria, nor are we aware of any sales of products or services, directly or indirectly, to parties in Sudan or Syria by the Company or its subsidiaries in 2010, 2011, 2012 or the first quarter of 2013. In addition, we are not aware of any sales to unaffiliated third parties that we believe were destined for Sudan or Syria during 2010, 2011, 2012 or the first quarter of 2013.

Like other global companies, the Company has trademark registrations and applications in Sudan and Syria which we maintain to protect our intellectual property rights in accordance with the regulations and general licenses issued by the Treasury Department’s Office of Foreign Assets Control that authorize such activity.

2.	Please discuss for us the materiality of any contacts with Sudan and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Neither the Company nor any of its subsidiaries had any direct or indirect sales to parties in Sudan or Syria in 2010, 2011, 2012 or the first quarter of 2013. In addition, we do not believe that the actions we take to protect our intellectual property rights in Sudan and Syria could reasonably be expected to be considered material by, or to constitute a material investment risk for, our investors.

*        *        *         *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775.

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc:	Pradip Bhaumik, Special Counsel, U.S. Securities and Exchange Commission

Pamela Long, Assistant Director, U.S. Securities and Exchange Commission